UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the date of April, 2008

Commission File Number 000-29336

ATNA RESOURCES LTD.
(Translation of registrant's name into English)

510 - 510 Burrard Street
Vancouver, B.C. Canada V6C 3A8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

NOTICE OF ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON May 8, 2008

March 25, 2008

ATNA RESOURCES LTD.
NOTICE OF ANNUAL AND SPECIAL MEETING

to be held May 8, 2008

TO THE SHAREHOLDERS:

The Annual and Special Meeting of the shareholders of Atna Resources Ltd. (the “Company”) will be held at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Thursday, May 8, 2008 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To consider and receive financial statements for the year ended December 31, 2007, together with the Auditor’s Report thereon.

2.	To appoint an Auditor for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor.

3.	To elect Directors for the ensuing year.

4.
To consider, and if thought fit, pass, with or without amendment, a special resolution approving an amendment to the articles of the Company such that the term of office of each Director being considered for election will expire each year at the next annual general meeting.

5.
To consider, and if thought fit, pass, with or without amendment, a resolution approving an amendment to the stock option plan of the Company to enable issuances of incentive stock options to eligible U.S. partipants.

6.	To transact such other business as may properly come before the Meeting.

The resolutions to be considered as described above are set out in the Information Circular accompanying this Notice. See “Amendment to Articles” and “Amendment of Stock Option Plan”.

The Directors have fixed the close of business Thursday, March 27, 2008 as the record date for determining shareholders who are entitled to vote at the Meeting.

Accompanying this Notice of Meeting are: (i) the financial statements for the year ended December 31, 2007, together with the Auditor’s Report thereon; (ii) the Information Circular; (iii) a form of proxy; and (iv) a request form for use by shareholders who wish to receive the Company’s interim financial statements.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1600 - 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2, during normal business hours up to May 8, 2008, being the date of the Meeting, as well as at the Meeting.

If you are a registered shareholder and are unable to attend the Meeting in person, please deposit a completed form of proxy at the offices of Pacific Corporate Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 (Attn: Proxy Department), not later than 10:00 a.m. (Vancouver time) on Tuesday, May 6, 2008, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned meeting.

If you are a non-registered shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Dated at Vancouver, British Columbia, this 25th day of March, 2008.

By order of the Board

(signed) “Bonnie Whelan”

Bonnie Whelan
Corporate Secretary

INFORMATION CIRCULAR

March 25, 2008

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Atna Resources Ltd. (the “Company”) for use at the Annual and Special Meeting (the “Meeting”) of the shareholders of the Company to be held on Thursday, May 8, 2008 and any adjournment thereof, at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily carried out by mail, proxies may also be solicited personally or by telephone by regular employees of the Company. All costs of solicitation will be borne by the Company.

VOTING BY PROXIES

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.

If the instructions in a proxy given to management are certain, the common shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the common shares represented by a proxy given to management are intended to be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular and for the election of the nominee of management for Director and for the appointment of the Auditors. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

A proxy will not be valid for use at the Meeting unless the completed form of proxy is deposited at the offices of Pacific Corporate Trust Company, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 (Attn: Proxy Department), not later than 10:00 a.m. (Vancouver time) on Tuesday, May 6, 2008, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned meeting. The chairman of the Meeting has the discretion to accept proxies that are deposited after that time.

REVOCABILITY OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. To be valid, an instrument of revocation must be received at the registered office of the Company by fax at (604) 669-1620, by mail or by hand at 1600 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or provided to the chairman of the Meeting on the day fixed for the Meeting or any adjournment thereof by not later than the time fixed for commencement of such Meeting or such adjourned Meeting, or in any other manner permitted by law. The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

VOTING OF SHARES BENEFICIALLY OWNED BY UNREGISTERED SHAREHOLDERS

The information set out in this section is important to many shareholders as a substantial number of shareholders do not hold their common shares in their own name.

This Information Circular and the accompanying materials are being sent to registered shareholders and unregistered shareholders, that is shareholders who hold common shares through a broker, agent, nominee or other intermediary (collectively, called “Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the share register of the Company will be recognized and acted upon at the Meeting. If common shares are shown on an account statement that a broker or other intermediary provides to a Beneficial Shareholder, then in almost all cases the name of the Beneficial Shareholder will not appear on the share register of the Company. Such common shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such common shares will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. In turn, where a broker, agent, nominee or other intermediary holds shares on behalf of the Beneficial Shareholder, the broker, agent, nominee or other intermediary may vote those shares only in accordance with instructions provided by the Beneficial Shareholder.

Accordingly, each Beneficial Shareholder should

(a)	carefully review the voting procedures that the shareholder’s broker, agent, nominee or other intermediary has furnished with this Information Circular; and

(b)	provide instructions as to the voting of the shareholder’s common shares in accordance with those procedures.

Securities regulatory policies require brokers and other intermediaries to seek voting instructions from Beneficial Shareholders before a meeting of shareholders. Each broker or intermediary has established its own mailing procedures and provides its own return instructions to its clients which should be carefully followed by a Beneficial Shareholder to ensure that his or her common shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form (“VIF”) that a broker or other intermediary provides to Beneficial Shareholders is limited to instructing the registered holder of the relevant common shares on how to vote such shares on behalf of the Beneficial Shareholder.

The majority of brokers now delegate the responsibility for obtaining voting instructions from clients to ADP Investor Communications (“ADP”). Typically, ADP mails a VIF to each Beneficial Shareholder and asks the shareholder to complete the form and return it to ADP or follow alternate procedures to vote by telephone or in another manner such as through the internet. ADP then tabulates the results of all voting instructions communicated to ADP and provides appropriate instructions for the voting of the common shares in question at the Meeting. A Beneficial Shareholder cannot use a VIF received from ADP to vote common shares directly at the Meeting. Instead, the Beneficial Shareholder must return the VIF to ADP or follow the alternate voting procedures. To ensure that his or her common shares are voted, the Beneficial Shareholder must complete these steps well before the Meeting.

Even though a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting common shares registered in the name of his or her broker or other intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for a registered shareholder and vote common shares in that capacity. A Beneficial Shareholder who wishes to attend the Meeting and indirectly vote his or her common shares as proxyholder for the registered shareholder should contact his or her broker, agent, nominee or other intermediary well before the Meeting to confirm the procedures necessary to permit the Beneficial Shareholder to indirectly vote his or her common shares as a proxyholder.

Additional Information for Unregistered Shareholders

This Information Circular and accompanying materials are being sent to both registered shareholders and to unregistered Beneficial Shareholders. Beneficial Shareholders fall into two groups: (i) those who object to their name being made known to the Company (“Objecting Beneficial Owner” or “OBO”); and (ii) those who do not object to the Company’s knowing their identity (“Non-objecting Beneficial Owner” or “NOBO”). As authorized by National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company is delivering the materials for the Meeting directly to each NOBO.

If you are an unregistered Beneficial Shareholder, and the Company or its agent has sent the materials for the Meeting directly to you, your name and address and the information pertaining to the shares that you beneficially hold have been obtained in accordance with the applicable securities legislation from the intermediary who holds the shares of the Company directly on your behalf. By choosing to send these materials directly to you, the Company has assumed responsibility for (i) delivering these materials to you; and (ii) executing the instructions that you provide by means of the VIF.

If you are a NOBO, you will receive a scannable VIF from ADP, to be completed and returned to ADP by mail in the envelope provided or by facsimile. In addition, a NOBO may provide their voting instructions to ADP by following the telephone or internet voting procedures described in the VIF. ADP will tabulate the results of the VIF received from a NOBO and will provide appropriate instructions with respect to the voting at the Meeting of the common shares represented by the VIF that ADP receives.

Beneficial Shareholders who have questions or concerns regarding any of these procedures may also contact their broker, agent, nominee or other intermediary. It is recommended that inquiries of this kind be made well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at March 25, 2008, there were 64,872,588 outstanding fully paid and non-assessable common shares without par value in the capital of the Company that are entitled to be voted at the Meeting. Holders of the outstanding common shares whose names are entered on the register of shareholders of the Company at the close of business on March 27, 2008, which is the record date, will be entitled to attend in person or appoint a proxy nominee to attend the Meeting and such person will be entitled to vote on a show of hands and, on a poll, will be entitled to one vote for each common share held on that date.

To the knowledge of the Directors and senior officers of the Company, and based upon the Company’s review of the records maintained by Pacific Corporate Trust Company, electronic filings with the System for Electronic Document Analysis and Retrieval (“SEDAR”) and insider reports filed with System for Electronic Disclosure by Insiders (“SEDI”), as at March 25, 2008, only the following shareholder beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the voting rights attached to the common shares of the Company:

Name	Number of Shares	Percentage
Anglo Pacific Group plc London, England	9,584,500	14.77%

FINANCIAL STATEMENTS

The audited financial statements for the year ended December 31, 2007 and the report of the Auditor’s thereon will be placed before the Meeting for consideration by the shareholders.

APPOINTMENT OF AUDITORS

Management of the Company will propose the appointment of Erhardt Keefe Steiner & Hottman PC of Denver, Colorado as Auditors of the Company to hold office until the next annual general meeting of the Company and will also propose that the Directors be authorized to fix the remuneration to be paid to the Auditor.

On March 31, 2008, De Visser Gray, Chartered Accountants, resigned as Auditor. There are no reportable events between the Company and DeVisser Gray, and DeVisser Gray has not given any qualified opinions or denied giving any opinions. On March 31, 2008, the Board of Directors appointed Erhardt Keefe Steiner & Hottman PC as the Auditors of the Company. Shareholders are asked to approve the appointment of Erhardt Keefe Steiner & Hottman PC as the Auditors of the Company for the ensuing year at a remuneration to be fixed by the Directors.

The Notice of Change of Auditor required pursuant to National Instrument 51-102 is attached hereto as Appendix A, together with letters from the Company, De Visser Gray, and Erhardt Keefe Steiner & Hottman PC respecting the change (collectively, the “Letters”). The Audit Committee and Board of Directors of the Company have reviewed the Notice of Change of Auditor and the Letters. The Audit Committee recommends the election of Erhardt Keefe Steiner & Hottman PC as the Company’s Auditor to hold office until the Company’s next annual general meeting.

AMENDMENT OF ARTICLES

Under the existing articles of the Company, the Board of Directors is currently divided into three classes of directors with the directors in each class being elected on a three-year staggered term basis. The Board will propose that the shareholders of the Company pass a special resolution amending the Company’s articles to provide for the election of directors for a one-year term expiring at the next annual general meeting of the Company. The shareholders of the Company will be asked to consider, and if thought fit, approve an amendment to the existing articles (the “Amendment”), specifically Articles 14.1 and 14.2, which will remove the three-year staggered term election and class system for directors of the Company and replace it with the election of each director for a one-year term expiring at the next annual general meeting of the Company. Under the terms of the Amendment, the directors of the Company that are currently serving terms that expire in 2009 and 2010, respectively, will finish the remainder of their current three-year terms and will then be eligible for re-election for subsequent one-year terms.

If the shareholders of the Company approve the Amendment, the nominees for directors, as set out below, will stand for election for a one-year term at the Meeting and the continuing directors who are commencing the second and third years of their terms, respectively, will continue to hold office until the expiration of their current terms, which will end at the Company’s 2009 and 2010 annual general meetings, respectively. At that time, such directors will be eligible for re-election for a one-year term. If the shareholders of the Company do not approve the Amendment, the nominees for directors will stand for election for a three-year term and the continuing directors will continue to hold office until the expiration of their respective terms, at which time they will eligible for re-election for a three-year term.

Under the Company’s articles, the majority of votes required to pass a special resolution at an annual general meeting is two-thirds of the votes cast on the resolution.

Shareholders at the Meeting will be asked to consider and, if thought fit, approve the following special resolution:

RESOLVED, as a special resolution, that:

1.	the articles of the Company be altered by deleting the existing Articles 14.1 and 14.2 and replacing them with the following as Articles 14.1 and 14.2:

14.1 Term of Office

With the exception of the directors commencing the second or third year of a three-year term who shall retire from office and be eligible for re-election or re-appointment at the Company’s 2009 and 2010 annual general meetings, respectively, each director will be elected to hold office until the next annual general meeting of the Company. Notwithstanding the foregoing, every director will hold office until his successor will be elected.

14.2 Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2, the shareholders entitled to vote at the annual general meeting for the election of directors of the Company must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles.

2.
any officer or director of the Company be and is hereby authorized for and on behalf of the Company to execute, whether under the corporate seal of the Company or otherwise, and deliver all such documents and instruments, and to do all such acts or things, as may be necessary or desirable to give effect to the foregoing.

The Board of Directors of the Company has determined that the Amendment is in the best interests of the Company and its shareholders and therefore recommends that shareholders of the Company vote in favour of the special resolution approving the Amendment. In recommending that the shareholders of the Company vote in favour of the amendment of the articles, the Board considered that the amendment would improve the corporate governance of the Company by bringing the election of directors of the Company into conformity with current corporate governance best practices. Common shares represented by proxies in favour of management will be voted in favour of the Amendment unless a shareholder has specified in his or her proxy that his or her common shares are to be voted against the approval of the Amendment.

ELECTION OF DIRECTORS

Directors of the Company are elected at the annual general meeting to hold office until the next general meeting or until that person ceases to be a Director before then. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees listed below.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTOR.

The following sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, all offices of the Company now held by each, their principal occupations, the period of time for which each has been a Director of the Company, other reporting issuer directorships held and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name and Office Held with the Company, and Province and Country of Residence	Present Principal Occupation(1)	Director Since	Share Ownership(2)
Nominees for Election whose terms of office will expire at the Annual General Meeting in 2009
William J. Coulter, Director(3)(4) British Columbia, Canada	Independent Investor; Binjas Holdings Ltd. and The Jay Willy Trading Co. Ltd.	June 1984	137,000(5)
James K.B. Hesketh, Director Colorado, United States	President & Chief Operating Officer of the Company; former President and Chief Executive Officer, Canyon Resources Corporation	September 2001	175,138
David K. Fagin(3)(4) (6) Colorado, United States	Consultant; Director and Trustee for T. Rowe Price Funds; Director of Pacific Rim Mining Company and Golden Star Resources Ltd.	March 2008	44,554
Ronald Parker(3)(4) (6) Missouri, United States	Chief Executive Officer of Gammill Inc.	March 2008	20,426
Directors whose terms of office will expire at the Annual General Meeting in 2009
Glen D. Dickson, Director, Chairman (3)(4) British Columbia, Canada	Geologist; Chairman and Chief Executive Officer, Gold-Ore Resources Ltd.	December 2002	266,500
Directors whose terms of office will expire at the Annual General Meeting in 2010
David H. Watkins, Director, Chairman & Chief Executive Officer British Columbia, Canada	Chairman and Chief Executive Officer of the Company	March 2000	974,880
________________

(1) Unless otherwise stated above, each of the above named directors has held the principal occupation or employment indicated for at least five years.
(2) In aggregate, the Director and officers of the Company owns directly, indirectly or beneficially, or exercise control or direction over, a total of 1,908,498 common shares of the Company. This figure represents approximately 2.9% of the total number of issued and outstanding common shares of the Company as at March 25, 2008. These figures, not being within the knowledge of the Company, have been furnished by each of the respective Directors and officers. This column shows the common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised as of March 25, 2008.
(3) Member of the Audit Committee.
(4) Member of the Compensation Committee.
(5) 35,000 of these shares are registered in the name of Binjas Holdings Ltd. and 12,000 of these shares are registered in the name of The Jay Willy Trading Co. Ltd., both non-reporting companies, controlled by William J. Coulter.
(6) Appointed as a director of the Company on March 18, 2008 subsequent to the closing of the merger of Canyon Resources Corporation and the Company.

AMENDMENT OF STOCK OPTION PLAN

In 2007, the Company adopted an incentive stock option plan pursuant to the policies of the Toronto Stock Exchange (the “TSX”) (the “2007 Plan”) with the approval of the Company’s shareholders. The 2007 Plan replaced the incentive stock option plan of the Company adopted in 1996, which was last amended in 2006 (the “1996 Plan”). Options granted under the 1996 Plan prior to the adoption of the 2007 Plan will survive until exercise, lapse or termination in accordance with the provisions of the 1996 Plan. As of the date of this Information Circular, an aggregate of 3,291,250 common shares have been issued pursuant to the exercise of options granted under the 1996 Plan, representing approximately 5.1% of the issued and outstanding common shares of the Company and zero (0) common shares have been issued pursuant to the exercise of options granted under the 2007 Plan. As of the date of this Information Circular, an aggregate of 2,287,300 common shares are issuable upon the exercise of outstanding options granted under the 1996 Plan, representing approximately 3.5% of the issued and outstanding common shares of the Company, an aggregate of 1,762,640 common shares are issuable upon the exercise of outstanding options granted under the 2007 Plan, representing approximately 2.7% of the issued and outstanding common shares of the Company. Accordingly, 4,724,618 common shares remain available for issuance upon the exercise of options to be granted under the 2007 Plan, representing approximately 7.3% of the issued and outstanding common shares of the Company. A copy of the 2007 Plan, as amended, is available upon request from the Corporate Secretary of the Company, Suite 510 - 510 Burrard Street, Vancouver, British Columbia, V6B 3A8.

Key provisions of the 2007 Plan include:

(a)
a restriction that the maximum number of common shares issuable pursuant to options granted under the 2007 Plan will be a number equal to 10% of the issued and outstanding common shares on a non-diluted basis at any time;

(b)
a restriction that no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis may be issuable to insiders of the Company pursuant to options granted to insiders under the 2007 Plan;

(c)
a restriction that no more than 10% of the total number of issued and outstanding common shares on a non-diluted basis are issued to insiders of the Company within any one-year period pursuant to options granted to insiders under the 2007 Plan;

(d)
the option price per common share is to be determined by the Board of Directors provided that such exercise price is not less than the market price on the date of grant of such options or such other minimum price as may be required by the TSX;

(e)	the vesting period of all options shall be determined by the Board;

(f)
options may be exercisable for a period of up to a maximum term of five years, subject to a blackout period allowance, such period to be determined by the Board of Directors of the Company, and the options are non-transferable;

(g)
options held by individuals who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earlier of: (a) the original expiry term of such options; (b) 30 days after the Optionee ceases active employment with the Company; or (c) 30 days after the date of delivery of written notice of retirement, resignation or termination;

(h)	options held by an individual who ceases to be employed by the Company for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

(i)	options which expire unexercised or are otherwise cancelled will be returned to the 2007 Plan and may be made available for future option grant pursuant to the provisions of the 2007 Plan;

(j)	optionees may, rather than exercise their options, elect to terminate such option, in whole or in part, and receive either an equivalent number of common shares or cash payment in lieu thereof; and

(k)
the Board may, from time to time, subject to applicable law and the prior approval, if required, of the TSX or any other applicable regulatory body, suspend, terminate, discontinue or amend the 2007 Plan and the Board may amend the 2007 Plan or options granted under it without shareholder approval.

Proposed Amendment to the Stock Option Plan

On March 18, 2008, the Company completed a merger transaction with Canyon Resources Corporation (“Canyon”), at which time Canyon became a wholly-owned subsidiary of the Company (the “Merger”). Pursuant to the terms of the Merger, the Company will grant stock options to certain employees, directors and consultants of Canyon, the majority of whom are residents of the United States.

Subject to the approval of the TSX and the shareholders of the Company, the Company proposes to amend the 2007 Plan (the “2007 Plan Amendment”) to enable issuances of options under the 2007 Plan to eligible U.S. Participants (as defined in the 2007 Plan) and to allow an option granted under the 2007 Plan to a U.S. Participant to qualify as an “incentive stock option” pursuant to Section 422 of the US Internal Revenue Code of 1986, as amended (the “Code”). Common shares issued pursuant to the exercise of an “incentive stock option” will come out of the common shares issuable under the 2007 Plan.

On March 25, 2008, the Board of Directors of the Company approved the 2007 Plan Amendment. With the exception of the 2007 Plan Amendment, the amended 2007 Plan will have the same terms and conditions as the current 2007 Plan. The Board of Directors considers that the flexibility afforded by the 2007 Plan Amendment will enable the 2007 Plan to better achieve its purpose by enabling grants to U.S. Participants and to allow such grants to qualify as “incentive stock options” pursuant to Section 422 of the Code. A copy of the 2007 Plan, as amended, is attached to this Information Circular as Appendix B.

Shareholder Approval

The rules of the TSX require that the amendment to the 2007 Plan be approved by an ordinary resolution passed by a majority of the votes cast by holders of common shares of the Company present or represented by proxy at the Meeting.

The shareholders will be asked to consider and, if thought fit, approve the following resolution:

RESOLVED, as an ordinary resolution, that the amendment of the 2007 Plan as presented to the shareholders at the Meeting to enable issuances of options under the 2007 Plan to eligible U.S. Participants and to allow an option granted under the 2007 Plan to a U.S. Participant to qualify as an “incentive stock option” pursuant to Section 422 of the US Internal Revenue Code of 1986, as amended, is hereby authorized and approved.

The Board of Directors of the Company recommends that shareholders of the Company vote for the resolution approving the 2007 Plan Amendment. Common shares represented by proxies in favour of management will be voted in favour of the 2007 Plan Amendment, unless a shareholder has specified in his or her proxy that his or her common shares are to be voted against the approval of the 2007 Plan Amendment.

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth information on the total compensation paid in respect of the individuals who were, at December 31, 2007, the Chief Executive Officer and the Chief Financial Officer of the Company and the one executive officer of the Company whose total salary and bonus exceeded $150,000 for the financial year ended December 31, 2006 (collectively, the “Named Executive Officers” or “NEOs”).

Summary Compensation Table

NEO Name and Principal Occupation (a)	Year (b)	Annual Compensation (1)			Long Term Compensation
		Salary ($) (c)	Bonus(2) ($) (d)	Other Annual Compensation ($) (e)	Awards		Payouts	All Other Compensation ($)(3) (i)
					Securities Under Options/SARs Granted (#) (f)	Restricted Share or Units Subject to Resale Restrictions (g)	LTIP Payouts ($) (h)
David H. Watkins - President & Chief Executive Officer	2007 2006 2005	183,040 176,000 160,000	9,250 64,000 Nil)	Nil Nil Nil	183,000 150,000 300,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
G. Ross McDonald - Chief Financial Officer (4)	2007 2006 2005	32,760 31,500 27,500	1,000 3,000 Nil	Nil Nil Nil	24,400 20,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
William R. Stanley -Vice-President, Exploration	2007 2006 2005	141,348 145,000 139,920	6,124 40,000 15,900	Nil Nil Nil	152,500 125,000 150,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

________________

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the executive officers.
(2) Bonuses include all amounts awarded to executive officers in respect of a fiscal year whether paid in that or a subsequent year.
(3) Including, but not limited to, amounts paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.
(4) G. Ross McDonald was appointed Chief Financial Officer of the Company on February 1, 2005.

Option Grants During the Most Recently Completed Financial Year

The following table discloses individual grants of options to purchase or acquire securities of the Company made during the most recently completed financial year to each Named Executive Officer.

NEO Name (a)	Securities Under Options Granted # (b)	% of Total Options/Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options on the Date of Grant ($/Security) (e)	Expiration Date (f)
David H. Watkins	183,000	19	1.36	$1.36	January 11, 2010
G. Ross McDonald	24,400	3	1.36	$1.36	January 11, 2010
William R. Stanley	152,500	16	1.36	$1.36	January 11, 2010

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

The following table discloses all options exercised during the most recently completed financial year by each Named Executive Officer and the financial year-end value of unexercised options on an aggregated basis.

NEO Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options at Financial Year End ($) Exercisable/ Unexercisable (1) (e)
David H. Watkins	100,000	123,500	391,500/ 91,500	254,680/ 14,680
G. Ross McDonald	Nil	Nil	62,200/ 12,200	48,452/ 1,952
William R. Stanley	50,000	61,750	226,000/ 76,000	135,160/ 12,160
________________

(1) The dollar values in this column are calculated by determining the difference between the market value of the securities underlying the options as at December 31, 2007 and the exercise price of each of such options.

Employment Contracts

During the most recently completed financial year, there were no employment contracts between the Company and any of its subsidiaries and the Named Executive Officers.

The Company entered into change in control agreements on January 11, 2007 (the “Agreements”) with each of David H. Watkins and William R. Stanley. For the purposes of the Agreements, a “change of control” is deemed to have occurred in the following circumstances:

1.
The acquisitions by any person or any group of persons acting jointly or in concert (as defined in the Securities Act (British Columbia)) whether directly or indirectly, of voting securities of the Company which, together with all other voting securities of the Company held by such person or persons, constitutes, in the aggregate, more than 35% of all outstanding voting securities of the Company;

2.	The sale, lease, or other disposition of all or substantially all of the assets of the Company to another person other than a subsidiary of the Company; or

3.
An amalgamation, arrangement or other form of business combination of the Company with another company which results in the holders of voting securities of that other company holding in the aggregate more than 35% of all of the outstanding voting securities of the company resulting from the business combination.

Pursuant to the terms of the Agreements, upon the occurrence of both a change in control and the termination of employment within 12 months following the change in control, other than for cause, or resignation from employment from the Company for good reason (as defined in the Agreements), the terminated or resigning party will be entitled to a termination payment that will include a payment of: (i) two times the annual base salary; (ii) two time the annual bonus; and (iii) all vacation pay due and any unpaid bonus’ as at the last day of employment. Mr. Watkins is also entitled to two times the annual cost to the Company of all benefits received as at the last day of employment, or the Company may, at its option, continue such coverage for a 24-month period.

Composition of the Compensation Committee

The Compensation Committee, on behalf of the Board of Directors of the Company, monitors compensation of the executive officers of the Company. Each of Messrs. Dickson, Coulter and Hesketh were members of the Compensation Committee during the year ended December 31, 2007. None of these individuals is an officer or former officer of the Company or any of its subsidiaries.

Report on Executive Compensation

The Compensation Committee is responsible for the review and assessment of compensation arrangements for management of the Company and is authorized to approve terms of employment, salaries, bonuses, option grants and other incentive arrangements for executive officers of the Company and, where appropriate, any severance arrangements. The Committee works in conjunction with the President and Chief Executive Officer on the review and assessment of the senior management complement of the Company.

The Committee periodically reviews the management development and succession program established by management of the Company and the organizational structure for management of the Company’s operations. The Committee also periodically reviews the adequacy and competitiveness of compensation for the various management levels in the Company to ensure that they are equitable and competitive.

The Committee reports to the Board of Directors of the Company on its functions and on the results of its reviews along with any recommendations.

The policy underlying the Company’s compensation of its executive officers and other senior management is to provide remuneration and incentive arrangements competitive with that paid by mining industry counterparts. In addition, the Committee’s policy is to encourage support for the Company’s business goals, to reward superior performance by the Company as a whole, by its various operating divisions and by the individual members of management through an incentive bonus plan. Compensation for executive officers is comprised primarily of salary, supplemented by bonuses as disclosed under “Statement of Executive Compensation”.

In determining the compensation bases and the appropriate combination of salary, bonus and other incentives, the Committee has from time to time relied upon the advice of outside consultants. Such advice has included the relative competitiveness of the Company’s remuneration levels and, with respect to stock option grants, the appropriate value to attribute to such grants and the appropriate levels of option grants for various members of management. The Committee also consults with and considers the recommendations of the President & Chief Executive Officer of the Company.

Presented by the Compensation Committee:

Glen D. Dickson
William J. Coulter
James K.B. Hesketh

PERFORMANCE GRAPH

The following graph compares, assuming an initial investment of $100, the yearly percentage change in cumulative total shareholder return on the common shares of the Company against the cumulative total shareholder return of the S&P/TSX Composite Index for the Company’s five most recently completed financial years.

Atna Resources Ltd. Cumulative Value of a $100 Investment

Comparison of Cumulative Total Return (1)

	December 31, 2002	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006	December 31, 2007
Atna Resources Ltd.	103.45	193.10	272.41	672.41	465.52	503.00
S&P/TSX Composite	86.03	106.93	120.27	146.61	167.89	166.00
________________

(1)  Assuming an investment of $100 on December 31, 2002.

COMPENSATION OF DIRECTORS

During the year ended December 31, 2007, Directors of the Company were granted options to purchase up to an aggregate of 366,000 common shares of the Company exercisable for a term of three years from the date of grant at $1.36 per share. The President & Chief Executive Officer is excluded from this compensation.

There are no other arrangements in addition to or in lieu of the above-described fee structure under which Directors of the Company were compensated by the Company during the most recently completed financial year for their services in the capacity as Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table set forth relevant information as of December 31, 2007 with respect to compensation plans of the Company under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	2,437,3000	1.33	6,457,683
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,437,300	1.33	6,457,683

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the last completed financial year of the Company, no Director, executive officer, employee, proposed nominee for Director or any associate or affiliate of any of them or any former executive officer, Director or employee of the Company has been indebted to the Company for other than routine indebtedness.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company’s last completed financial year, or in any proposed transaction which, in either case, has or will materially affect the Company.

CORPORATE GOVERNANCE PRACTICES

The Board of Directors is committed to ensuring that the Company identifies and implements effective corporate governance practices. National Policy 58-201, Corporate Governance Guidelines (the “Policy”) establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in view of these guidelines. In most cases, the Company’s practices comply with the guidelines, however, the Board of Directors considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore those guidelines have not been adopted. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with National Instrument 58-101, Disclosure of Corporate Governance Practices, the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company’s approach to corporate governance.

Board of Directors

The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time as necessary with a view to achieving and maintaining a majority of independent directors while at the same time maintaining an adequate level of industry representation and complementary experience in the mining industry and other businesses. The Board of Directors considers that four of the six current Directors are independent in accordance with the definition of “independence” set out in Multilateral Instrument 52-110, Audit Committees, as it applies to the Board of Directors. William J. Coulter, Glen D. Dickson, David K. Fagin and Ronald D. Parker are independent Directors. David H. Watkins and James K.B. Hesketh are not independent by virtue of the fact that they are executive officers of the Company. Accordingly, the Board considers that a majority of the Directors are independent.

The following Directors are currently directors of the other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer
William J. Coulter	Commander Resources Ltd.; Galore Resources Inc.
Glen D. Dickson	Gold-Ore Resources Ltd.; Red Dragon Resources Corp.
David K. Fagin	T. Rowe Price Funds; Golden Star Resources Corporation; Pacific Rim Mining Corporation,
James K.B. Hesketh	Apogee Minerals Ltd.
David H. Watkins	Golden Goose Resources Ltd.; Maudore Minerals Ltd.; EURO Resources S.A., Commander Resources Ltd.

To facilitate its exercise of independent judgement in carrying out its responsibilities and consistent with the Policy, the Board has provided for its Audit Committee and its Compensation Committee to be composed solely of independent Directors.

The independent Directors have not to date held regularly scheduled directors meetings at which the non-independent Director and members of management are not in attendance. The Board, however, did meet without members of management in attendance at one Board meeting in the most recently completed financial year. This was in circumstances where the Directors felt that certain matters would be dealt with more effectively without the presence of members of management. The Audit Committee meets at least quarterly with management in attendance.

While the Board believes it is important, at times, to meet without members of management present, there is no indication that open and candid discussion among the independent Directors is inhibited by the presence of the non-independent Director and the Board believes that their exclusion from regularly scheduled meetings is not needed in the present circumstances. However, during the course of a Directors’ meeting, if a matter is deemed more effectively dealt with without the presence of members of management, the independent Directors ask members of management to leave the meeting, and the independent Directors then meet in camera.

During the financial year ended December 31, 2007, Glen D. Dickson, acted as Chairman of the Board. A description of the responsibilities of the Chair of the Board is set out below.

The attendance record for each director for all board meetings and for committee meetings of which they are a member for the financial year ended December 31, 2007 is set out below:

Number of Board and Committee Meetings Held	Attendance of Directors
Board of Directors:11 Audit Committee: 4 Compensation Committee: 1	Director	Board Meetings Attended	Committee Meetings Attended
	William J. Coulter	11	4
	Glen D. Dickson	10	4
	James K.B. Hesketh	10	3
	David H. Watkins	11	4

Board Mandate

The Board of Directors is responsible for providing management with direction on the ongoing growth activities of the Company. Directors are required to act and exercise their powers with reasonable prudence in the best interest of the Company. The Board agrees with and confirms its responsibility for overseeing management’s performance in the following particular areas:

(a)	the strategic planning process of the Company;

(b)	identification and management of the principal risks associated with the business of the Company;

(c)	planning for succession of management;

(d)	the Company’s policies regarding communications with its shareholders and others; and

(e)	the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on the management of the Company to provide the Board with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. The Company’s President & Chief Executive Officer is a member of the Board, giving the Board direct access to information on all areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management of the Company.

The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company’s activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidation of the Company. At least annually, the Board reviews management’s report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The primary role of the Chairman of the Board is to ensure that the meetings of the Board are timely, organized properly, function effectively and meet obligations in accordance with the best practice of corporate governance.

The Chairman of each Board Committee is responsible for managing the affairs of the committee in accordance with best practices of corporate governance.

The role and responsibility of the Chief Executive Officer is to develop and implement the Company’s long and short term strategies to conduct financing and operational planning processes and to monitor the financial plan against performance; to review and implement personnel needs of the Company; to initiate and oversee new projects; and to identify risks affecting the Company and to develop a plan for their mitigation.

Orientation and Continuing Education

The Board, through management, provides comprehensive information on the Company to all Directors, including copies of the Company’s key policies, codes and mandates, and access to its various operations as may be required. External continuing education opportunities are encouraged and brought to the attention of Directors. As well, management briefings on the Company’s operations, business and key issues are provided on an ongoing basis.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics for the Company’s Directors, officers and employees. A copy of the Code has been filed on and is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the head office of the Company, Suite 510 - 510 Burrard Street, Vancouver, British Columbia, V6B 3A8. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.

As required under the Business Corporations Act (British Columbia) and the Company’s Articles:

•
A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•
A director who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion respecting that contract or transaction.

It is the policy of the Company that all officers, including the President & Chief Executive Officer, adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

1.
Act with honesty and integrity, avoiding actual or apparent conflicts between his or her personal, private interest and the interest of the Company, including receiving improper personal benefits as a result of his or her position.

2.	Provide stakeholders with information that is accurate, complete, objective, relevant, timely and understandable.

3.	Comply with laws of federal, provincial and local governments applicable to the Company, and the rules and regulations of private and public regulatory agencies having jurisdictions over the Company.

4.	Act in good faith, responsibly, with due care, and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised.

5.
Respect the confidentiality of information acquired in the course of the performance of his or her responsibilities, except when authorized or otherwise legally obligated to disclose, and do not use such confidential information acquired in the course of the performance of his or her responsibilities, for personal advantage.

6.	Do not compete directly or indirectly with the Company.

7.	Proactively promote ethical behaviour among subordinates and peers.

8.	Use corporate assets and resources employed or entrusted in a responsible manner.

9.	Advance the Company’s legitimate interest and proactively promote high integrity as a responsible member of his or her business team and/or in his or her work environment.

In addition, the Code establishes a mechanism by which employees and others can raise their concerns in a confidential manner and free of any discrimination, retaliation or harassment. The Company may respond to, and keep records of, complaints from employees and others regarding such potential violations or concerns.

The Board, through discussions at least annually, requires each officer and Director to state their compliance with the Company’s Code. The Board is required to report in the next quarterly or annual report any departures from the Code. There have been no reported departures with respect to conduct by a Director or executive officer in the past year.

In addition to adopting the Company’s Code the Board has adopted a Corporate Disclosure Policy that ensures the accurate and timely disclosure of all material information. The Audit Committee has adopted a Whistleblower Policy to establish a procedure for processing complaints received by the Company regarding accounting and auditing matters and for allowing for the confidential reporting of same by employees without retaliation or adverse employment consequences. There have been no reportable complaints regarding accounting and auditing matters in the past year.

Nomination of Directors

If and when the Board determines that its size should be increased or if a Director needs to be replaced, a nomination committee comprised entirely of independent Directors will be struck. The terms of reference of such a committee are expected to include the determination of the independence of the candidate, his or her experience in the mining business or other specific expertise in an area of strategic interest to the Company, and compatibility with the other Directors. Although no formal policy is in place to identify potential candidates, a potential candidate would be required to demonstrate notable or significant achievements in business, education or public service; possess requisite intelligence, education and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds; and have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

Compensation

The Board has appointed a Compensation Committee with responsibility for determining the compensation of officers within the terms of the Compensation Committee Charter. The Compensation Committee has overall responsibility for approving and evaluating the management, compensation plans, policies and programs of the Company. The Compensation Committee shall consist of no fewer than three members, each of whom shall be an independent Director. Currently, the Compensation Committee is composed of three members.

On an ongoing basis, the Board, in consultation with the Compensation Committee, considers the adequacy and form of director compensation taking into account the responsibilities and risks involved in being a Director. The Compensation Committee’s duties include: annually reviewing and approving corporate goals and objectives relevant to compensation, evaluating management’s performance in light of those goals and objectives and determine management’s compensation levels based on this evaluation. In determining the long-term incentive component of management compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the value of similar incentive awards to management at comparable companies, the awards given to management in past years, and other factors it deems appropriate. In addition, the Compensation Committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of management compensation and has the sole authority to approve the consultant’s fees and other retention terms, all at the Company’s expense.

The Compensation Committee will also annually review and determine the compensation of management, including incentive-compensation plans and equity-based plans. The Compensation Committee shall annually review and approve, for management of the Company, certain matters, including: (a) the annual base salary level, (b) the annual incentive opportunity level, (c) the long-term incentive opportunity level, (d) the terms of any employment agreements, severance arrangements, and change in control agreements/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits. The Compensation Committee makes regular reports to the Board with respect to the aforementioned reviews.

The Compensation Committee is also responsible for the annual review and reassessment of the adequacy of the Compensation Committee Charter and recommends changes to the Board for approval.

The Compensation Committee meets at least once a year and at such other times as required. The Committee is authorized to seek any information it requires from any employee of the Company and to obtain, at the Company’s expense, outside professional advice in order to perform its duties. The Committee did not retain any outside services to assist with compensation in the past year.

Audit Committee

The Audit Committee, which is composed entirely of independent Directors, is responsible for overseeing management’s conduct of the Company’s accounting and financial reporting process and systems of internal accounting and financial controls. For further information regarding the Company’s Audit Committee, please refer to the section entitled “Audit Committee” in the Company’s Annual Report on Form 20F dated March 25, 2008 which is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the Corporate Secretary of the Company, Suite 510 - 510 Burrard Street, Vancouver, British Columbia, V6B 3A8.

Assessments

The Board is satisfied that given each Director’s extensive public company experience, directors are familiar with what is required of them. Frequency of attendance at Board meetings and the quality of participation in such meetings are two of the criteria by which the performance of a Director is assessed.

Shareholder Feedback and Liaison

The Company has an Investor Relations Manager for direct communication with investors, to maintain a current website (www.atna.com) and to respond to toll-free calls (1-800-789-2862) and e-mails at (info@atna.com) and filings via SEDAR (www.sedar.com).

ADDITIONAL INFORMATION

The Company prepares an Annual Report for 2007 that contains the Company’s comparative financial statements for the Company’s most recently completed financial year, the auditors’ report on such statements and Management’s Discussion and Analysis of Financial Results. The Annual Report is filed with certain securities commissions across Canada. A copy of the Annual Report and this Information Circular, as well as the most recent quarterly financial statements subsequent to the Company’s annual financial statements, may be obtained upon request from the Secretary of the Company, 510 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8 or are available under the Company’s profile on SEDAR at www.sedar.com.

APPROVAL

The contents and sending of the Notice of Meeting and this Information Circular have been approved and authorized by the Board of Directors of the Company.

ATNA RESOURCES LTD.
(signed) “Bonnie Whelan”

By:	Bonnie Whelan
Corporate Secretary

APPENDIX A

March 31, 2008

Ehrhardt Keefe Steiner & Hottman PC
7979 E. Tufts Avenue, Suite 400
Denver, CO, USA 80237-2843

DeVisser Gray LLP
Chartered Accounts
Suite 401 - 905 West Pender Street
Vancouver, BC, V6C 1L9

Dear Sirs:

Notice of Change of Auditors
Pursuant to National Instrument No. 51-102

Atna Resources Ltd. (the “Company”) hereby provides notice pursuant to National Instrument No. 51-102 (the “Instrument”) of a change of auditors by the Company from DeVisser Gary LLP, Chartered Accountants to Ehrhardt Keefe Steiner & Hottman PC.

The Company confirms that:

1.	The Audit Committee on behalf of the Board of Directors changed its auditors from DeVisser Gray LLP (the “Former Auditors”) to Ehrhardt Keefe Steiner & Hottman PC. (the “Successor Auditors”)

2.	On March 31, 2008, DeVisser Gary LLP resigned as auditors for the Company. On March 31, 2008, Ehrhardt Keefe Steiner & Hottman PC agreed to their appointment as the new auditors of the Company.

3.	The shareholders will be asked to approve the appointment of the firm of Ehrhardt Keefe Steiner & Hottman PC as auditors of the Company at the next annual general meeting.

4.
There are no reservations in the Auditors’ Reports for either of the Company’s two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the date hereof.

Suite 510 - 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8
Telephone: 604.684.2285 Facimile: 604.684.8887

March 31, 2008

5.	The appointment of Ehrhardt Keefe Steiner & Hottman PC as successor auditors was considered and approved by the Audit Committee and the Board of Directors of the Company.

In the opinion of the Audit Committee and the Board of Directors of the Company, there were no “Reportable Events” as defined in the instrument that they have occurred prior to the date hereof.

The Company requests that the former auditors and successor auditors provide the Company with a copy of a letter, in digital format, addressed to the British Columbia Securities Commission, Alberta Securities Commission, Ontario Securities Commission, and Nova Scotia Securities Commission stating whether they agree with the statements made in this Notice of Change of Auditors. The addresses of the Securities Commissions are as follows:

British Columbia Securities Commission Suite 900 - 701 West Georgia Street P.O. Box 10142, Pacific Centre Vancouver, BC V7Y 1L2 Attention: Statutory Filings	Alberta Securities Commission 4th Floor, 300 - 5th Street S.W. Calgary, AB T2P 3C4 Attention: Statutory Filings

Ontario Securities Commission 20 Queen Street West, Suite 1903 Toronto, ON M5H 3S8 Attention: Statutory Filings	Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1690 Hollis Street Halifax, NS B3J 3J9 Attention: Statutory Filings

Thank you for your services and cooperation.

Yours truly,

ATNA RESOURCES LTD.

/s/ “James K.B. Hesketh”

James K.B. Hesketh
President and Chief Operating Officer

D E V I S S E R G R A Y L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

March 31, 2008

Attention: Statutory Filings British Columbia Securities Commission Suite 900 - 701 West Georgia Street P.O. Box 10142, Pacific Centre Vancouver, BC V7Y 1L2	Attention: Statutory Filings Alberta Securities Commission 4th Floor, 300 - 5th Street S.W. Calgary, AB T2P 3C4

Attention: Statutory Filings Ontario Securities Commission 20 Queen Street West, Suite 1903 Toronto, ON M5H 3S8	Attention: Statutory Filings Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1690 Hollis Street Halifax, NS B3J 3J9

Dear Sirs:

Re:	Atna Resources Ltd. Notice Pursuant to National Instrument No. 51-102 of Change of Auditor

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change (the “Notice”) of Auditors issued on March 31, 2008 by the Company, and based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be provided to the shareholders of the Company and filed on SEDAR.

Yours truly,

“De Visser Gray LLP”

CHARTERED ACCOUNTANTS

March 31, 2008

Attention: Statutory Filings British Columbia Securities Commission Suite 900 - 701 West Georgia Street P.O. Box 10142, Pacific Centre Vancouver, BC V7Y 1L2	Attention: Statutory Filings Alberta Securities Commission 4th Floor, 300 - 5th Street S.W. Calgary, AB T2P 3C4

Attention: Statutory Filings Ontario Securities Commission 20 Queen Street West, Suite 1903 Toronto, ON M5H 3S8	Attention: Statutory Filings Nova Scotia Securities Commission 2nd Floor, Joseph Howe Building 1690 Hollis Street Halifax, NS B3J 3J9

Dear Sirs:

Re:	Atna Resources Ltd.
Notice of Change of Auditors - Pursuant to National Instrument No. 51-102

As required by National Instrument 51-102, we confirm that we have reviewed the information contained in the Notice of Change of Auditors (the “Notice”) issued on March 31, 2008 by the Company, and based on our knowledge of such information at this time, we agree with the information contained in the Notice.

We understand that a copy of the Notice and this letter will be provided to the shareholders of the Company and filed on SEDAR.

Sincerely,

Ehrhardt Keefe Steiner & Hottman PC

APPENDIX B

ATNA RESOURCES LTD.

STOCK OPTION PLAN

(AMENDED)

1.	NAME AND PURPOSE OF THE PLAN

1.1.	Name of the Plan

The stock option plan constituted hereby for directors, officers and Service Providers (as defined below) of Atna Resources Ltd. (the “Company”) and its subsidiaries shall be known as the Atna Resources Stock Option Plan (the “Plan”). This Plan, effective March 25, 2008, amends the Stock Option Plan of the Company adopted on April 26, 2007.

1.2.	Purpose of the Plan

The purpose of the Plan is to give to directors, officers and Service Providers the opportunity to participate in the profitability of the Company by granting to such individuals options, exercisable over periods of up to five years as determined by the Board, to buy common shares of the Company at a price at least equal to the Market Price (as defined below) prevailing on the date the option is granted. This opportunity to participate in the profitability of the Company will facilitate the alignment of the interests of the directors, officers and Service Providers of the Company.

In addition, the Plan will allow the Company to:

(a)	offer a competitive compensation package offered to directors, officers or Service Providers with the ability to review the compensation on an annual basis and grant options accordingly; and

(b)	grant options as a form of special consideration for an exceptional contribution made to the Company by a director, officer or Service Provider.

2.	INTERPRETATION

2.1.	Definitions

In this Plan, the following terms shall have the following meanings:

“10% Shareholder” means any U.S. Participant who owns, taking into account the constructive ownership rules set forth in Section 424(d) of the Code, more than ten percent (10%) of the total combined voting power of all classes of stock of the Company (or of any Parent or Majority Owned Subsidiary).

“1933 Act” means the United States Securities Act of 1933, as amended.

“Associate” means an associate as defined in the Securities Act.

“Blackout Period” means an interval of time during which the Company has determined that no director, officer or Service Provider may trade any securities of the Company because they may be in possession of confidential information.

“Board” means the board of directors of the Company and any committees of the board of directors to which any or all authority, rights, powers and discretion with respect to the Plan has been delegated.

“Cause” means any act, omission or course of conduct recognized as cause under applicable law, including, without limitation, embezzlement, theft, fraud, wilful failure to follow any lawful directive of the Company and wilful misconduct detrimental to the interests of the Company.

“Change of Control” means (i) any change in ownership, direct or indirect, of shares of the Company as a result of which, or following which, a person or group of persons beneficially owns, directly or indirectly, or exercises control or direction over shares of the Company, which would entitle the person or group of persons to cast more than 50% of the votes attaching to all shares of the Company that may be cast to elect directors of the Company; or (ii) the acquisition by a person or a group of persons of all or substantially all of the assets of the Company, including without limitation, the right to the Company’s reserves.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” means Atna Resources Ltd. and its successors.

“Disability” means any disability with respect to an Optionee, which the Board, in its sole and unfettered discretion, considers likely to prevent permanently the Optionee from:

(a)
being employed or engaged by the Company, its Subsidiaries or another employer, in a position the same as or similar to that in which he was last employed or engaged by the Company or its Subsidiaries;

(b)	acting as a director or officer of the Company or its Subsidiaries; or

(c)
engaging in any substantial gainful activity by reason of any medically determinable mental or physical impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than 12 months.

“Employee” means any person, including officers and directors, who is an employee of the Company (or any Parent or Majority Owned Subsidiary) for purposes of Section 422 of the Code.

“Exchange” means the Toronto Stock Exchange or, if the Shares are not listed on the Toronto Stock Exchange, such other stock exchange on which the Shares are listed that in the opinion of the Board is the Company’s principal or “home” exchange.

“Expiry Date” means the date set by the Board under Section 3.1 of the Plan, as the last date on which an Option may be exercised by the Optionee.

“Grant Date” means the date specified in an Option Agreement as the date on which an Option is granted.

“Incentive Stock Option” means an Option granted to a U.S. Participant that is intended to qualify as an “incentive stock option” pursuant to Section 422 of the Code.

“Income Tax Act” means the Income Tax Act (Canada), as amended, as at the date hereof.

“Insider” means:

(a)	an insider as defined in the Securities Act, other than a person who is an insider solely by virtue of being a director or senior officer of a Subsidiary; and

2

(b)	an Associate of any person who is an insider under section (a).

“Majority Owned Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company, if each corporation (other than the last corporation) in such chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. The preceding definition of the term “Majority Owned Subsidiary” is intended to comply with, and will be interpreted consistently with the definition of disability under Section 424(f) of the Code.

“Market Price” of Shares at any Grant Date means:

(a)
subject to paragraph (b), the volume weighted average trading price of the Shares, calculated by dividing the total value of Shares traded by the total volume of Shares traded for the five trading days immediately preceding the Grant Date on the Exchange; or

(b)
if the Shares are not listed on any stock exchange, the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date.

“Nonqualified Stock Option” means an Option that is not an Incentive Stock Option.

“Option” means an option to purchase Shares granted pursuant to this Plan.

“Option Agreement” means an agreement, in the form attached hereto as Schedule A, whereby the Company grants to an Optionee an Option.

“Option Price” means the price per Share specified in an Option Agreement, adjusted from time to time in accordance with the provisions of Section 5.

“Option Shares” means the aggregate number of Shares, which an Optionee may purchase under an Option.

“Optionee” means each of the directors, officers and Service Providers granted an Option pursuant to this Plan and their heirs, executors and administrators and, subject to the policies of the Exchange, an Optionee may also be a corporation wholly-owned by an individual eligible for an Option grant pursuant to this Plan.

“Parent” any corporation (other than the Company) in an unbroken chain of corporations ending with the Company, if each corporation in such chain (other than the Company) owns common shares possessing fifty percent (50%) or more of the total combined voting power of all classes of common shares in one of the other corporations in such chain. The preceding definition of the term “Parent” is intended to comply with, and will be interpreted consistently with, Section 424(e) of the Code.

“Plan” means this Atna Resources Stock Option Plan, as amended from time to time in accordance with the provisions hereof.

“Securities Act” means the Securities Act, (Ontario), as amended, as at the date hereof.

“Service Provider” means:

(a)	an employee or Insider of the Company or any of its Subsidiaries;

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(b)
any other person or Company engaged to provide ongoing management or consulting services for the Company, or for any entity controlled by the Company, for an initial, renewable or extended period of twelve months or more; and

(c)
any person who is providing ongoing management or consulting services to the Company or to any entity controlled by the Company indirectly through a Company that is a Service Provider under section (b).

“Shares” means the common shares in the capital of the Company as constituted on the date of this Plan provided that, in the event of any adjustment pursuant to Section 5, “Shares” shall thereafter mean the shares or other property resulting from the events giving rise to the adjustment.

“Subsidiary” means any corporation or company of which outstanding securities to which are attached more than 50% of the votes that may be cast to elect directors thereof are held (provided that such votes are sufficient to elect a majority of such directors), other than by way of security only, by or for the benefit of the Company and/or by or for the benefit of any other corporation or company in like relation to the Company, and includes any corporation or company in like relation to a Subsidiary.

“Unissued Option Shares” means the number of Shares, at a particular time, which have been allotted for issuance upon the exercise of an Option but which have not been issued, as adjusted from time to time in accordance with the provisions of Section 5, such adjustments to be cumulative.

“U.S. Participant” means an Optionee who is a citizen of the United States or a resident of the United States, as defined in Section 7701(a)(30)(A) and Section 7701(b)(1)of the Code.

“Vested” means that an Option has become exercisable in respect of a number of Option Shares by the Optionee pursuant to the terms of the Option Agreement.

2.2.	Number and Gender

This Plan shall be read with all changes in number and gender required by the context.

2.3.	Sections

A reference to a Section includes all subsections in that Section, unless the context otherwise requires.

2.4.	Currency

Unless the context otherwise requires or the Board determines otherwise, all references to currency shall be to the lawful money of Canada.

3.	GRANT OF OPTIONS AND ADMINISTRATION OF THE PLAN

3.1.	Option Terms

The Board may from time to time authorize the issue of Options to directors, officers and Service Providers of the Company and its Subsidiaries and Majority Owned Subsidiairies on the terms and subject to the conditions set out in this Plan and any additional terms and conditions imposed by the Company and set out in the Option Agreement as determined by the Board in its sole and unfettered discretion. Notwithstanding any terms imposed by the Company, the Option Price under each Option shall be not less than the Market Price on the Grant Date or such other minimum price as may be required by the Exchange, the Expiry Date for each Option shall be set by the Board at the time of issue of the Option and shall not be more than five years after the Grant Date, subject to the Blackout Period Extension Term, and Options shall not be assignable (or transferable) by the Optionee. For greater certainty, the Board shall not be permitted to amend the Option Price except as set out in Section 5 of this Plan.

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3.2.	Blackout Period Allowance.

In the event that the Expiry Date of an Option granted under the Plan occurs during a Blackout Period or within 5 business days thereafter, such Option will continue to be exercisable under the terms of the Plan up to 5:00 p.m. (Vancouver time) on the tenth business day following the end of such Blackout Period (the “Blackout Expiration Term”).

Notwithstanding the foregoing, if at the time the Optionee ceases to be a director, officer or Service Provider due to early retirement, voluntary resignation or termination by the Company for reasons other than Cause, there is a Blackout Period, or if at any time during the 30 day period set out in Sections 4.4(c)(ii) and 4.4(c)(iii), there is a Blackout Period, then in calculating the time that the Option then held by the Optionee shall be exercisable to acquire any Unissued Option Shares that have Vested, the portion of such 30 day period that remains upon the commencement of a Blackout Period shall be in addition to any such Blackout Period.

3.3.	Limits on Shares Issuable on Exercise of Options

Subject to Section 5.1,

(a)
the maximum number of Option Shares that may be issuable pursuant to Options granted under the Plan, which options are outstanding but unexercised and whether or not they are Vested (which, for greater certainty, shall include the Incentive Stock Options referred to in Section 6.3), shall be a number equal to 10% of the number of issued and outstanding Shares on a non-diluted basis at any time;

(b)
without the prior approval of the shareholders of the Company, the number of Option Shares which may be issuable pursuant to Options granted to Insiders under the Plan shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis; and

(c)
without the prior approval of the shareholders of the Company, the number of Option Shares which are issued pursuant to Options granted to Insiders under the Plan, within a one-year period shall not exceed 10% of the total number of issued and outstanding Shares on a non-diluted basis.

For the purposes of this Section 3.3, Shares issued pursuant to an entitlement granted prior to the grantee becoming an Insider may be excluded in determining the number of Shares issuable to Insiders. For the purposes of this Section 3.3, the total number of “issued and outstanding Shares” is determined on the basis of the number of Shares that are issued and outstanding immediately prior to the grant of Options in question.

3.4.	Option Agreements

Each Option shall be confirmed by the execution of an Option Agreement. Each Optionee shall have the option to purchase from the Company the Option Shares at the time and in the manner set out in the Plan and in the Option Agreement applicable to that Optionee. The execution of an Option Agreement shall constitute conclusive evidence that the grant of Options to the Optionee has been completed in compliance with the Plan.

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3.5.	Authority of the Board

Subject only to the express provisions of the Plan and the requirements of any stock exchange on which the shares are listed, the Board shall have, and hereby is specifically granted, the sole and unfettered authority:

(a)	to grant Options to directors, officers and Service Providers and to determine the terms of, and the limitations, restrictions and conditions upon, such grants;

(b)	to authorize any officer to execute and deliver any Option Agreement, notice, commitment or document and to do any other act as contemplated by the Plan for and on behalf of the Company;

(c)	to interpret the Plan and to adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it may from time to time deem advisable;

(d)	to make all other determinations and perform all such other actions as the Board deems necessary or advisable to implement and administer the Plan; and

(e)
to delegate to the compensation committee or any other committee of the Board, on such terms as the Board in its discretion determines, all or any part of the authority of the Board hereunder to administer and implement the Plan.

3.6.	Discretion of the Board

The determinations of the Board under the Plan (including, without limitation, determinations of Service Providers who may receive grants of Options and the amount and timing of such grants), need not be uniform and may be made by the Board selectively among directors, officers and Service Providers who receive, or are eligible to receive, grants of Options under the Plan, whether or not such directors, officers and Service Providers are similarly situated as to office, length of service, salary or any other factor. The Board may, in its discretion, authorize the granting of additional Options to an Optionee before an existing Option has terminated.

3.7.	Interpretation of the Plan

Except as set forth in Section 5.4, the interpretation and construction of any provision of the Plan by the Board shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Company and the Company shall pay all costs in respect thereof. All guidelines, rules, regulations, decisions and interpretations of the Board respecting the Plan, the Option Agreement or the Options shall be binding and conclusive on the Company and on all Optionees and their respective legal personal representatives.

4.	EXERCISE OF OPTIONS

4.1.	When Options May be Exercised

Subject to this Section 4, an Option may be exercised to purchase any number of Option Shares up to the number of Unissued Option Shares that have Vested at any time after the Grant Date up to the close of business in the location where the Company has its principal executive office on the Expiry Date and shall not be exercisable thereafter.

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4.2.	Manner of Exercise

The Option shall be exercisable by delivering, prior to the Expiry Date, to the Company at the principal executive office of the Company, a notice specifying the number of Option Shares in respect of which the Option is exercised together with payment in full of the Option Price for each such Option Share. Upon notice and payment, there will be a binding contract for the issue of the Option Shares in respect of which the Option is exercised, on and subject to the provisions of the Plan. Delivery of the Optionee’s cheque payable to the Company in the amount of the Option Price shall constitute payment of the Option Price unless the cheque is not honoured upon presentation in which case the Option shall not have been validly exercised. All Option Shares subscribed for on exercise of the Option shall be paid in full at the time of subscription. Under no circumstances shall the Company be obliged to issue any fractional Shares upon the exercise of an Option. To the extent that an Optionee would otherwise have been entitled to receive, on the exercise or partial exercise of an Option, a fraction of a Share in any year, the Option shall be cancelled with respect to such fraction.

4.3.	Vesting of Option Shares

The Board may determine and impose terms upon which each Option shall become Vested in respect of Option Shares.

4.4.	Termination of Employment or Affiliation

If an Optionee ceases to be a director, officer or Service Provider of the Company, his or her Option shall be exercisable as follows:

(a)
Death, Disability or Retirement. If the Optionee ceases to be a director, officer or Service Provider of the Company or a Subsidiary, due to his or her death, Disability or retirement in accordance with the Company’s retirement policy in force from time to time, or, in the case of an Optionee that is a Company, the death, Disability or retirement of the person who provides management or consulting services to the Company or to any entity controlled by the Company, the Option then held by the Optionee shall be exercisable to acquire Unissued Option Shares that have Vested at the time of death, Disability or retirement at any time up to but not after the earlier of:

(i)	365 days after the date of death, Disability or retirement; and

(ii)	the Expiry Date;

(b)
Termination For Cause. If the Optionee, or the Optionee’s employer in the case of an Option granted to an Optionee who falls under the definition of Service Provider, ceases to be a director, officer or Service Provider of the Company or a Subsidiary as a result of termination for Cause, any outstanding Option held by such Optionee on the date of such termination, whether in respect of Option Shares that are Vested or not, shall be cancelled as of the date of delivery of written notice of termination (and specifically without regard to the date any period of reasonable notice, if any, would expire); and

(c)
Early Retirement, Voluntary Resignation or Termination Other than For Cause. If the Optionee, or the Optionee’s employer in the case of an Option granted to an Optionee who falls under the definition of Service Provider, ceases to be a director, officer or Service Provider of the Company or a Subsidiary due to his or her retirement at the request of his or her employer earlier than the normal retirement date under the Company’s retirement policy then in force, or due to his or her voluntary resignation or due to the termination of his or her employment by the Company for reasons other than Cause, the Option then held by the Optionee shall be exercisable, subject to subsection (d), to acquire Unissued Option Shares that have Vested at the time of retirement, resignation or termination for reasons other than Cause, at any time up to but not after the earlier of:

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(d),	to acquire Unissued Option Shares that have Vested at the time of retirement, resignation or termination for reasons other than Cause, at any time up to but not after the earlier of:

(i)	the Expiry Date;

(ii)
30 days after the Optionee, or the Optionee’s employer in the case of an Option granted to an Optionee who falls under the definition of Service Provider, ceases active employment as a director, officer or Service Provider of the Company or a Subsidiary; and

(iii)	30 days after the date of delivery of written notice of retirement, resignation or termination (and specifically without regard to the date any period of reasonable notice, if any, would expire).

For greater certainty, an Option that had not become Vested in respect of any Unissued Option Shares at the time that the relevant events referred to in Sections 4.4(a), 4.4(b) or 4.4(c) occurred, shall not be or become exercisable in respect of such Unissued Option Shares and shall be cancelled.

4.5.	Effect of a Take-Over Bid

If a bona fide offer (an “Offer”) for Shares is made to the Optionee or to shareholders of the Company generally, or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning of the Securities Act, the Company shall, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer.

Upon such notification, all Options will become Vested and each Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Option Shares received upon such exercise pursuant to the Offer.

However, any notice of exercise may be made conditional upon the effectiveness of such Offer so that if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Option Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Option Shares to have been received upon such exercise, or in the case of Section 4.5(b) the Option Shares that are not taken up and paid for, shall be returned by the Optionee to the Company and reinstated as authorized but Unissued Option Shares and, with respect to such returned Option Shares, the Option shall be reinstated as if it had not been exercised and the terms for such Options becoming Vested shall be reinstated pursuant to Section 4.3. If any Options are returned to the Company under this Section 4.5, the Company shall immediately refund the exercise price to the Optionee for such Option Shares.

4.6.	Acceleration of Expiry Date

If at any time when an Option granted under the Plan remains unexercised with respect to any Unissued Option Shares, an Offer is made by an offeror, the Board may, upon notifying each Optionee of full particulars of the Offer, declare that all Options granted under the Plan be Vested and accelerate the Expiry Date for the exercise of all unexercised Options granted under the Plan so that all Options will either be exercised or expire prior to the date upon which Shares must be tendered pursuant to the Offer.

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4.7.	Effect of a Change of Control

If a Change of Control occurs, the timing of when an Option granted under the Plan will become Vested may be accelerated in accordance with any agreement between the Company and an Optionee.

4.8.	Exclusion From Severance Allowance, Retirement Allowance or Termination Settlement

If the Optionee, or the Optionee’s employer in the case of an Option granted to an Optionee who falls under the definition of Service Provider, retires, resigns or is terminated from employment or engagement with the Company or any Subsidiary, the loss or limitation, if any, pursuant to the Option Agreement with respect to the right to purchase Option Shares which were not Vested at that time or which, if Vested, were cancelled, shall not give rise to any right to damages and shall not be included in the calculation of nor form any part of any severance allowance, retiring allowance or termination settlement of any kind whatsoever in respect of such Optionee.

4.9.	Shares Not Acquired

Any Unissued Option Shares not acquired by an Optionee under an Option, which have expired or have been cancelled, may be made the subject of a further Option grant pursuant to the provisions of the Plan.

4.10.	Right to Participate in New Issues

To the extent that shareholders of the Company are entitled to participate in new issues of Shares, an Optionee, with respect to Vested Options held by such Optionee, shall not be entitled to participate in respect of such Vested Options, unless such Optionee first exercises the Vested Options and converts such Vested Options to Option Shares in accordance with the terms of the Plan and the Option.

4.11.	Share Appreciation Rights

An Optionee may, rather than exercise any Option which such Optionee is entitled to exercise under the Plan, elect to terminate such Option, in whole or in part, and elect either:

(a)
to receive the number of Shares, disregarding fractions, which, when multiplied by the fair value of a Share (which shall be the weighted average price of the Shares on the Exchange for the five trading days immediately preceding the date of termination of the Option pursuant to this Section 4.11), have a value equal to the product of the number of Option Shares to which the Option so terminated relates multiplied by the difference between the fair value of a Share, determined as provided above, and the Option Price of the Option so terminated; or

(b)
with the consent of the Company, to receive a cash payment, payable by cheque, equal to the product of the number of Option Shares to which the Option so terminated relates multiplied by the difference between the fair value of a Share (which shall be the weighted average price of the Shares on the Exchange for the five trading days immediately preceding the date of termination of the Option pursuant to this Section 4.11) and the Option Price of the Option so terminated.

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5.	ADJUSTMENT OF OPTION PRICE AND NUMBER OF OPTION SHARES

5.1.	Share Reorganization

Whenever the Company issues Shares to all or substantially all holders of Shares by way of a stock dividend or other distribution, or subdivides all outstanding Shares into a greater number of Shares, or combines or consolidates all outstanding Shares into a lesser number of Shares (each of such events being a “Share Reorganization”), then effective immediately after the effective date for such Share Reorganization for each Option:

(a)	the Option Price will be adjusted to a price per Option Share which is the product of:

(i)	the Option Price in effect immediately before that effective date; and

(ii)
a fraction the numerator of which is the total number of Shares outstanding on that effective date before giving effect to the Share Reorganization, and the denominator of which is the total number of Shares that are or would be outstanding immediately after such effective date after giving effect to the Share Reorganization; and

(b)
the number of Unissued Option Shares will be adjusted by multiplying (i) the number of Unissued Option Shares immediately before such effective date by (ii) a fraction which is the reciprocal of the fraction described in section 5.1(a)(ii).

5.2.	Special Distribution

Subject to the prior approval of the Exchange, whenever the Company issues by way of a dividend or otherwise distributes to all or substantially all holders of Shares:

(a)	shares of the Company, other than Shares;

(b)	evidences of indebtedness;

(c)	any cash or other assets, excluding cash dividends (other than cash dividends which the Board has determined to be outside the normal course); or

(d)	rights, options or warrants,

then to the extent that such dividend or distribution does not constitute a Share Reorganization (any of such non-excluded events being a “Special Distribution”), and effective immediately after the effective date at which holders of Shares are determined for purposes of the Special Distribution, for each Option the Option Price will be reduced, and the number of Unissued Option Shares will be correspondingly increased, by such amount, if any, as is determined by the Board in its sole and unfettered discretion to be appropriate in order to properly reflect any diminution in value of the Shares as a result of such Special Distribution.

5.3.	Corporate Organization

Whenever there is:

(a)	a reclassification of outstanding Shares, a change of Shares into other shares or securities, or any other capital reorganization of the Company, other than as described in sections 5.1 or 5.2;

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(b)
a consolidation, merger or amalgamation of the Company with or into another Company resulting in a reclassification of outstanding Shares into other shares or securities or a change of Shares into other shares or securities; or

(c)	a transaction whereby all or substantially all of the Company’s undertaking and assets become the property of another Company,

(any such event being a “Corporate Reorganization”)

the Optionee will have an option to purchase (at the times, for the consideration and subject to the terms and conditions set out in the Plan) and will accept on the exercise of such option, in lieu of the Unissued Option Shares which he or she would otherwise have been entitled to purchase, the kind and amount of shares or other securities or property that he or she would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he or she had been the holder of all Unissued Option Shares or, if appropriate, as otherwise determined by the Board.

5.4.	Determination of Option Price and Number of Unissued Option Shares

If any questions arise at any time with respect to the Option Price or number of Unissued Option Shares deliverable upon exercise of an Option following a Share Reorganization, Special Distribution or Corporate Reorganization, such questions shall be conclusively determined by the Company’s auditors or, if the Company’s auditors decline to so act, any other firm of nationally or internationally recognized chartered accountants in Canada that the Board may designate and who will have access to all appropriate records, and such determination will be binding upon the Company and all Optionees.

5.5.	Compliance with Regulatory Authorities

Notwithstanding Sections 5.1, 5.2 or 5.3, in the event of any reorganization (including, without limitation, consolidation, sub-division, reduction or return of the issued capital of the Company), on or prior to the Expiry Date, the rights of the Optionee will be changed to the extent necessary at the time of such reorganization, in such manner as determined by the Board, to ensure compliance with the policies of the Exchange that apply to a reorganization of capital at the time of such reorganization. For greater certainty, any adjustment to the Option Price or the number of Unissued Option Shares purchasable under the Plan pursuant to the operation of any one of Sections 5.1, 5.2 or 5.3 is subject to the approval of the Exchange and any other governmental authority having jurisdiction.

Further, any adjustment with respect to the exercise price for and number of Common Shares subject to an Option granted to a U.S. Participant pursuant to this Section 5 will be made so as to comply with, and not create any adverse consequences under, Sections 424 and 409A of the Code.

6.	U.S. PROVISIONS

6.1.	Compliance with Laws

Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such Shares shall comply with all relevant provisions of law, including, without limitation, any applicable state securities laws, the 1933 Act, the rules and regulations thereunder and the requirements of any stock exchange or automated inter-dealer quotation system of a registered national securities association upon which such Shares may then be listed, and such issuance shall be further subject to the approval of counsel for the Company with respect to such compliance, including the availability of an exemption from registration for the issuance and sale of such Shares. The inability of the Company to obtain from any regulatory body the authority deemed by the Company to be necessary for the lawful issuance and sale of any Shares under the Plan, or the unavailability of an exemption from registration for the issuance and sale of any Shares under the Plan, shall relieve the Company of any liability with respect to the non-issuance or sale of such Shares.

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6.2.	Registration under the 1933 Act and Restrictions on Transfer

If the Shares issuable upon exercise of the Options have not been registered under the 1933 Act, as a condition to the exercise of an Option, the Company may require the Optionee to represent and warrant in writing at the time of such exercise that the Shares are being purchased only for investment and without any then present intention to sell or distribute such Shares. At the option of the Company, a stop-transfer order against such Shares may be placed on the shareholder register and records of the Company, and a legend indicating that the Share(s) may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Shares in order to assure an exemption from registration. The Company also may require such other documentation as may from time to time be necessary to comply with federal and state securities laws. The Company has no obligation to undertake registration of Options or the Shares of stock issuable upon the exercise of Options.

6.3.	Incentive Stock Options

(a)
Maximum Number of Shares for Incentive Stock Options. Notwithstanding any other provision of this Plan to the contrary, the aggregate number of Shares available for Incentive Stock Options is 6,000,000, subject to adjustment pursuant to Section 5 of this Plan and subject to the provisions of Sections 422 and 424 of the Code.

(b)
Designation of Options. Each option agreement with respect to an Option granted to a U.S. Participant shall specify whether the related Option is an Incentive Stock Option or a Nonqualified Stock Option. If no such specification is made in the option agreement, the related Option will be a Nonqualified Stock Option.

(c)
Special Requirements for Incentive Stock Options. In addition to the other terms and conditions of this Plan (and notwithstanding any other term or condition of this Plan to the contrary, except Section 7, which shall take precedence over this Section 6.3(c) in the event of any conflict between such Sections), the following limitations and requirements will apply to an Incentive Stock Option:

(i)	An Incentive Stock Option may be granted only to an Employee.

(ii)
The aggregate Market Price of the Shares (determined as of the applicable Grant Date) with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year (pursuant to this Plan and all other plans of the Company and of any Parent or Majority Owned Subsidiary) will not exceed one hundred thousand United States dollars (U.S.$100,000) or any other limitation subsequently set forth in Section 422(d) of the Code.

(iii)
The exercise price per Share payable upon exercise of an Incentive Stock Option will be not less than one hundred percent (100%) of the Fair Market Value of a Share on the applicable Grant Date; provided, however, that the exercise price per Share payable upon exercise of an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date will be not less than one hundred ten percent (110%) of the Fair Market Value of a Share on the applicable Grant Date. For purposes of this section 6.3, Fair Market Value as of a given date means the fair market value of such property, determined in good faith by the Board, provided that unless otherwise determined by the Board, the Fair Market Value of a Share as of a given date means the closing price of a Share on the Exchange on the last trading day prior to the Grant Date, or if the Shares are not listed on any stock exchange, the price per Share on the over-the-counter market determined by dividing the aggregate sale price of the Shares sold by the total number of such Shares so sold on the applicable market for the last day prior to the Grant Date; however, in no event will the Fair Market Value for the purposes of this Section 6.3 be less than Market Price.

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(iv)
No Incentive Stock Option may be granted more than ten (10) years after the earlier of (i) the date on which this Plan is adopted by the Board or (ii) the date on which this Plan is approved by the shareholders of the Company.

(v)
An Incentive Stock Option will terminate and no longer be exercisable no later than five (5) years after the applicable Grant Date; provided, however, that an Incentive Stock Option granted to a U.S. Participant who is a 10% Shareholder on the applicable Grant Date will terminate and no longer be exercisable no later than five (5) years after the applicable Grant Date.

(vi)
If a U.S. Participant who has been granted an Incentive Stock Option ceases to be an Employee, the Option Agreement with respect to such Incentive Stock Option may provide that it is exercisable as follows:

(1)
If a U.S. Participant who has been granted an Incentive Stock Option ceases to be an Employee due to the death of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of death) by the estate of such U.S. Participant, or by any person to whom such Incentive Stock Option was transferred in accordance with Section (c)(viii) below, for a period of one year after the date of death (but in no event beyond the term of such Incentive Stock Option).

(2)
If a U.S. Participant who has been granted an Incentive Stock Option ceases to be an Employee due to the disability of such U.S. Participant, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of Disability) by such U.S. Participant for a period of 90 days after the date of such disability (but in no event beyond the term of such Incentive Stock Option). Solely for purposes of this Section 6.3, disability is defined as the Optionee’s inability to engage in any substantial gainful activity by reason of any medically determinable mental or physical impairment that can be expected to result in death or that has lasted, or can be expected to last, for a continuous period of not less than 12 months. The preceding definition of the term “disability” is intended to comply with, and will be interpreted consistently with, Sections 22(e)(3) and 422(c)(6) of the Code.

(3)	If a U.S. Participant who has been granted an Incentive Stock Option ceases to be an Employee due to termination for cause, such Incentive Stock Option will terminate and become null and void.

(4)
If a U.S. Participant who has been granted an Incentive Stock Option ceases to be an Employee for any reason other than the death or disability (as defined in this Section 6.3) of such U.S. Participant or termination for cause, such Incentive Stock Option may be exercised (to the extent such Incentive Stock Option was exercisable on the date of termination) by such U.S. Participant for a period of three (3) months after the date of termination (but in no event beyond the term of such Incentive Stock Option).

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(5)
For purposes of this Section (c)(vi) and any option agreement relating to an Incentive Stock Option issued to a U.S. Participant, the employment of a U.S. Participant who has been granted an Incentive Stock Option will not be considered interrupted or terminated upon (a) sick leave, military leave or any other leave of absence approved by the Board that does not exceed ninety (90) days in the aggregate; provided, however, that if reemployment upon the expiration of any such leave is guaranteed by contract or applicable law, such ninety (90) day limitation will not apply, or (b) a transfer from one office of the Company (or of any Parent or Majority Owned Subsidiary) to another office of the Company (or of any Parent or Majority Owned Subsidiary) or a transfer between the Company and any Parent or Majority Owned Subsidiary.

(vii)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.

(viii)
An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned, pledged, hypothecated or otherwise disposed of by such U.S. Participant, except by will or by the laws of descent and distribution.

(ix)
In the event that this Plan, as amended, is not approved by the shareholders of the Company within twelve (12) months before or after the date on which such amended Plan is adopted by the Board, any Incentive Stock Option granted under this Plan will automatically be deemed to be a Nonqualified Stock Option.

7.	OPTIONS TO CALIFORNIA RESIDENTS

Notwithstanding any other provision of this Plan or any option agreement, if the Company grants an Option to an Optionee that is a resident of the State of California and such Option grant is not exempt from qualification under the California securities laws other than pursuant to Section 25102(o) of the California Corporations Code, or any successor thereto, the following provisions shall apply:

(a)
If such an Optionee’s employment is terminated other than for cause (as defined by applicable law, the terms of the Plan, the terms of the award agreement or the terms of a contract of employment), such Option shall continue to be exercisable, to the extent that the Optionee is entitled to exercise on the date employment terminates, until a date not earlier than the earliest to occur of (i) the Option expiration date or (ii)(x) at least 6 months from the date of termination if termination was caused by death or Disability, or (y) at least 30 days from the date of termination if termination was caused by other than death or Disability;

(b)	Each Option shall not be exercisable after the expiration of five (5) years from the date of the granting of the Option; and

(c)
No Option shall be granted to such an Optionee after ten years from the earlier of the date of adoption of the Plan by the Board or the date of shareholder approval or any earlier date of discontinuation or termination established pursuant to Section 9.5.

8.	WITHHOLDING

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As a condition of and prior to participation in the Plan, each Optionee authorizes the Company to withhold from any amount otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan. The Company shall also have the right in its discretion to satisfy any such liability for withholding or other required deduction amounts by retaining or acquiring any Option Shares, or retaining any amount payable, which would otherwise be issued or delivered, provided or paid to an Optionee under the Plan. The Company may require an Optionee, as a condition to exercise of an Option to pay or reimburse the Company for any such withholding or other required deduction amounts related to the exercise of Options.

9.	MISCELLANEOUS

9.1.	Right to Employment

Neither this Plan nor any of the provisions hereof shall confer upon any Optionee any right with respect to employment, engagement or appointment or continued employment, engagement or appointment with the Company or any Subsidiary or interfere in any way with the right of the Company or any Subsidiary to terminate such employment, engagement or appointment.

9.2.	Related Rights and Other Benefit Plans

No Optionee shall have any of the rights of a shareholder of the Company with respect to any Option Shares (including, without limitation, voting rights or any right to receive dividends, warrants or rights under any rights offering) until such Option Shares have been issued to such Optionee upon exercise of the Option and the Optionee has made full payment to the Company. Participation in the Plan shall not affect a director, officer or Service Provider’s eligibility to participate in any other benefit or incentive plan of the Company. The grant of any Option pursuant to this Plan shall not obligate the Company to make any benefit available to a director, officer or Service Provider under any other plan of the Company unless otherwise specifically provided for in such plan.

9.3.	Necessary Approvals

The Plan shall be effective only upon the approval of the shareholders of the Company. The obligation of the Company to sell and deliver Option Shares in accordance with the Plan is subject to the approval of the Exchange and any other regulatory body having authority over the Company, the Plan or the shareholders of the Company. If any Option Shares cannot be issued to any Optionee for any reason, including, without limitation, the failure to obtain such approval, then the obligation of the Company to issue such Option Shares shall terminate and any Option Price paid by an Optionee to the Company shall be immediately refunded to the Optionee by the Company.

9.4.	Income Taxes

As a condition of and prior to participation in the Plan, any Optionee shall on request by the Company authorize the Company in writing to withhold from any remuneration otherwise payable to him or her any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of his or her participation in the Plan.

9.5.	Amendments to the Plan

(a)
The Board may from time to time, subject to applicable law and to the prior approval, if required, of the Exchange or any other regulatory body having authority over the Company, the Plan or the shareholders of the Company, suspend, terminate or discontinue the Plan at any time.

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(b)
The Board may amend or revise the terms of the Plan or of any Option granted under the Plan and the Option Agreement relating thereto at any time without the consent of the Optionees provided that such amendment shall:

(i)	not adversely alter or impair any Option previously granted except as permitted by the adjustment provisions of Section 5;

(ii)	be subject to any regulatory approvals including, where required, the approval of the Exchange; and

(iii)	be subject to shareholder approval, where required, by law or the requirements of the Exchange, provided that shareholder approval shall not be required for the following amendments and the Board may make any of the following amendments:

A.	amendments of a typographical, grammatical, clerical or administrative nature or which are required to comply with regulatory requirements;

B.	a change to the vesting provisions of the Plan or any Option;

C.
a change to the termination provisions of any Option that does not entail an extension beyond the original expiration date (as such date may be extended by virtue of Section 4.4(d)) for a Blackout Period; and

D.	a change to the eligible participants of the Plan.

(c)
Notwithstanding this Section 9.5, the Board shall not be permitted to amend the Option Price except as set out in Section 5 of this Plan. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force on the date of termination will continue in effect as long as any Option or any rights pursuant thereto remain outstanding and, notwithstanding the termination of the Plan, the Board shall remain able to make such amendments to the Plan or the Options as they would have been entitled to make if the Plan were still in effect.

(d)	The Board, absent prior approval of the shareholders of the Company and of the Exchange or any other regulatory body having authority over the Company, will not be entitled to:

(i)	increase the maximum percentage of Shares issuable by the Company pursuant to the Plan;

(ii)	amend an Option grant for an Option held by an Insider to effectively reduce the Exercise Price, or to extend the Expiry Date;

(iii)	the extension of the Blackout Expiration Term provided for in Section 3.2;

(iv)	make a change to the class of eligible participants which would have the potential of broadening or increasing participation by Insiders;

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(v)	add any form of financial assistance; or

(vi)	add a deferred or restricted share unit or any other provision which results in an eligible participant receiving Shares while no cash consideration is received by the Company.

(e)
Notwithstanding any provision in the Plan to the contrary, any revision to the terms of an Option granted to a U.S. Participant shall be made only if it complies with, and does not create adverse tax consequences under, Sections 424 and/or 409A of the Code, as applicable.

9.6.	Agreement of Optionee

Each grant of an Option under the Plan shall be subject to the requirement that if at any time the Board shall determine that any agreement, undertaking or other action or co-operation on the part of an Optionee, including in respect to a disposition of the Option Shares, is necessary or desirable as a condition of, or in connection with (a) the listing, registration or qualification of the Shares subject to the Plan upon any stock exchange or under the laws of any applicable jurisdiction, or (b) obtaining a consent or approval of any governmental or other regulatory body, the exercise of such Option and the issue of Option Shares thereunder may be deferred in whole or in part by the Board until such time as the agreement, undertaking or other action or co-operation shall have been obtained in a form and on terms acceptable to the Board.

9.7.	Form of Notice

Any notice to be given to the Company pursuant to the provisions of this Plan shall be addressed to the Company to the attention of its Corporate Secretary at the Company’s principal executive office, and any notice to be given to an Optionee shall be delivered personally or addressed to him at the address set out in the Option Agreement, or at such other address as such Optionee may hereafter designate in writing to the Company. Any such notice shall be deemed duly given when made in writing and delivered to the Company or the Optionee, as the case may be, or if mailed, then on the fifth business day following the date of mailing such notice in a properly sealed envelope addressed as aforesaid, registered or certified mail, postage prepaid, in a post office or post office branch maintained in Canada.

9.8.	No Representation or Warranty

The Company makes no representation or warranty as to the future market value of the Shares or with respect to any income tax matters affecting the Optionee resulting from the grant or exercise of an Option and/or transactions in the Optionee Shares. Neither the Company, nor any of its directors, officers or employees are liable for anything done or omitted to be done by such person or any other person with respect to the price, time, quantity or other conditions and circumstances of the purchase or sale of Option Shares hereunder, with respect to any fluctuations in the market price of Shares or in any other manner related to the Plan.

9.9.	Compliance with Applicable Law

If any provision of the Plan or any Option Agreement contravenes any law or any order, policy, by-law or regulation of the Exchange or any other regulatory body having authority over the Company, the Plan or the shareholders of the Company, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

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9.10.	No Assignment

No Option shall be assignable or transferable by the Optionee and any purported assignment or transfer of an Option shall be void and shall render the Option void, provided that in the event of death of the Optionee, an Optionee’s legal personal representative may exercise the Option in accordance with Section 4.4. However, see section 6 for applicable restrictions on transferability for Incentive Stock Options granted to U.S. Participants.

9.11.	Conflict

In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

9.12.	Governing Law

The laws of the Province of British Columbia shall govern the Plan and each Option Agreement issued pursuant to the Plan.

9.13.	Time of Essence

Time is of the essence of this Plan and of each Option Agreement. No extension of time will be deemed to be, or to operate as, a waiver that time is to be of the essence.

9.14.	Entire Agreement

This Plan and the Option Agreement sets out the entire agreement between the Company and the Optionees relative to the subject matter hereof and supersedes all prior agreements, undertakings and understandings, whether oral or written.

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ATNA RESOURCES LTD.

STOCK OPTION PLAN

OPTION AGREEMENT

This Option Agreement is entered into between Atna Resources Ltd. (the “Company”) and the Optionee named below pursuant to the Atna Resources Stock Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:
1.	on __________________, _________;

2.	_______________________________ (the “Optionee”);

3.	was granted the option (the “Option”) to purchase Shares (the “Option Shares”) of the Company;

4.	for the price of $ ____________ per share (the “Option Price”);

5.	which shall be exercisable (“Vested”) in whole or in part in the following amounts on or after the following dates: __________________________________________________________________.

6.	terminating on the ______________, _______________________;

7.
on the terms and subject to the conditions set out in the Plan and the following additional conditions imposed by the Board:

______________________________________________________________________________
______________________________________________________________________________
______________________________________________________________________________

For greater certainty, once Options have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

The Optionee acknowledges that while the Plan does not permit Options representing more than 5% of the issued and outstanding Shares of the Company on a non-diluted basis be granted to an Insider, the Insider may, because of other shareholdings, hold more than 10% of the Company’s issued and outstanding Shares. The Optionee further acknowledges that in the event the Optionee owns more than 10% of the Company’s issued and outstanding Shares, the Optionee may be a “specified shareholder” as defined in the Income Tax Act (Canada) and that one consequence of “specified shareholder” status is that the Optionee will not be able to defer tax on the employee stock option benefit upon the exercise of his or her Options.

By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ______ day of __________________,____________.

ATNA RESOURCES LTD.
OPTIONEE
By:
Authorized Signatory

# Proxy

**I/We being holder(s) of the Company hereby appoint: David H. Watkins**, a Director of the Company, or failing this person, **William J. Coulter**, a Director of the Company, or in the place of the foregoing,

***(print the name)*** ______________________________________________,

as my/our proxyholder with full power of substitution to attend, act and vote for and on my/our behalf in respect of all matters that may properly come before the aforesaid meeting of the holders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if I/we were present at the said Meeting and at any adjournment thereof.

I/We hereby direct the proxyholder to vote the securities of the Company recorded in my/our name as specified herein.

**I/We hereby revoke any proxy previously given to attend and vote at said Meeting.**

**SECURITYHOLDER SIGN HERE:** ______________________________

**DATE SIGNED:** ___________________________________________

**THIS FORM MUST BE SIGNED AND DATED ABOVE.**

**SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.**

## Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

| | For | Against | Withhold |
|---|---|---|---|
| 1. Appointment of Ehrhardt Keefe Steiner & Hottman as Auditors of the Company and to authorize the Directors to fix the Auditors' remuneration | | N/A | |
| 2. To elect William Coulter, James Hesketh, David Fagin and Ronald Parker as Directors to hold office until the next annual meeting of the Company | | N/A | |
| 3. To consider and if thought fit, pass, with or without amendment, a special resolution approving the amendment to the articles of the Company such that the term of office of each Director being considered for office will expire each year at the next annual general meeting | | | N/A |
| 4. To consider and if thought fit, pass, with or without amendment, a special resolution approving an amendment to the 2007 stock option plan of the Company to enable issuances of incentive stock options to eligible U.S. participants | | | N/A |
| 5. To transact such other business as may properly come before the Meeting | | | N/A |

# INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**
2. This form of proxy ("Instrument of Proxy") ***must be signed* by you, the holder**, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.
4. ***A holder who wishes to attend the Meeting and vote on the resolutions in person*** may simply register with the scrutineers before the Meeting begins.
5. ***A holder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a holder with respect to a resolution set out in the Instrument of Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and, if applicable, for the nominees of management for directors and auditors as identified in this Instrument of Proxy;** OR

   (b) ***appoint another proxyholder,*** who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.
6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the holder on any ballot*** of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, ***the holder may still attend the Meeting and may vote in person***. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.
7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.
8. **To be represented at the Meeting, proxies must be submitted no later than forty-eight ("48") hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.**

# VOTING METHOD

## RETURN YOUR PROXY BY MAIL OR FAX to PACIFIC CORPORATE TRUST COMPANY

**510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144.**

***Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual. Do not mail the printed proxy or VIF if you have voted by the internet or telephone.***

CHAIRMAN’S REPORT TO SHAREHOLDERS

Atna has a brighter and more promising future then ever before. During the coming year, we can look forward to unlocking the value of our gold as we advance our projects into production. Our success will generate cash flow and a re-rating of the share price, increasing shareholder value, and positioning Atna well to take advantage of additional opportunities for growth.

Major events during the year which moved Atna closer to achieving gold production included the start of the underground development to establish mining infrastructure at the Pinson mine and our merger with Canyon Resources Corporation (Canyon). The Canyon merger enables us to immediately begin development work to start gold production as early as the first quarter of 2009. We foresee a significant improvement in Atna’s share price in the coming months and years ahead as our projects advance towards gold production and cash flow, unlocking a higher multiple on the gold resources in our portfolio.

Pinson Mining Company (PMC), a wholly controlled subsidiary of Barrick Gold Corporation, initiated a major exploration, infrastructure, and underground development program at the Pinson mine in Nevada in August, 2007. The PMC work will drive the Pinson mine closer to production and may result in the discovery of additional gold mineralization to increase the deposit size. Four drills have been operating almost continuously to explore targets and to further define the mineral resource. Current plans call for 6,500 feet of underground tunneling to develop drill stations and to access to the deposits on a number of levels. Key infrastructure construction projects are either underway or have been completed.

Resources on the Pinson property presently exceed 2 million ounces of high grade gold mineralization, including measured and indicated resources of 1,063,000 ounces grading 0.42 ounces of gold per ton and inferred resources of 1,146,000 ounces grading 0.34 ounces per ton. Atna presently owns a 70% interest and PMC holds a 30% interest in the Pinson mine. PMC may reverse the interests to PMC 70% and Atna 30% by spending $30 million ($5.9 million spent at the end of January) to explore and develop the property before April 6, 2009.

The Agreement and Plan of Merger negotiated with Canyon in 2007 and consummated in March 2008 has created a good balance of both short and long term production opportunities with assets from the Canyon portfolio and our longer life, high quality Pinson asset. This combination should allow us to achieve our goal of becoming a profitable, multi-mine, long-term gold production company.

The merger of Canyon into Atna adds approximately 2 million ounces of gold in mineralized material (SEC Guide 7), which will be brought into conformity with Canadian reporting guidelines. Our intent is to bring two deposits into production in the near term, both of which have modest capital requirements. The Briggs mine in California is fully permitted and entails restarting mining operations that ceased in 2004. Preparations have begun to start producing gold in the first quarter of 2009 at a projected initial annual rate of about 35,000 ounces per year. Recent drilling at Briggs indicates both near term and longer term potential to increase the resource and to ramp up the production rate. The nearby Reward deposit in Nevada is at an advanced stage of permitting for operation and has a completed feasibility study. Production, at an annual rate of about 35,000 ounces per year, could begin mid to late 2009, subject to receiving final permits and financing. In addition, the merger has consolidated a strong portfolio of exploration, development and royalty properties to provide for continuing opportunities in the future.

The year 2007 saw the unexpected passing of Wilson Barbour who had been a Director of Atna for more than 4 years. Will provided good counsel and good friendship and is missed.

Atna’s board and management team has been augmented by the Canyon merger with the addition of Jim Hesketh as President and Chief Operating Officer and David Suleski as Chief Financial Officer. I would like to thank Ross MacDonald, who is stepping down as Chief Financial Officer, for his excellent effort, patience, and contribution. Two Canyon directors, David Fagin and Ron Parker, have been appointed to the Atna board to help continue the tradition of independent and responsible governance that has been nurtured by both companies. I also welcome the management teams from the Golden office and the Canyon sites. It is the skills and efforts of the combined team that will make Atna, a successful enterprise.

ON BEHALF OF THE BOARD OF DIRECTORS

“David H. Watkins”

David H Watkins
Chairman and Chief Executive Officer

March 25, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATNA RESOURCES LTD.

Dated: April 10, 2008	By:	/s/ David P. Suleski
Name: David P. Suleski
Title: Chief Financial Officer